SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

SWIFT TRANSPORTATION COMPANY
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

87074U101
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

May 18, 2016
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,617,690(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,617,690 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,598,687(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 43.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of the Issuer's class A common stock, par value $0.01 per share ("Class A Common Stock") and shares of the Issuer's class B common stock, par value $0.01 per share ("Class B Common Stock") held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II (as defined below), an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Also includes 219,597 shares of Class A Common Stock underlying stock options held by Mr. Moyes that are vested or exercisable within 60 days of this filing.

(3)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.1% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,617,690 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,617,690 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,598,697(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 43.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock and Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased. Also includes 219,597 shares of Class A Common Stock underlying stock options held by Mr. Moyes that are vested or exercisable within 60 days of this filing.

(3)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.1% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 51,582,015 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,582,015 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,343,415(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 43.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A Common Stock and Class B Common Stock.  Mr. and Mrs. Moyes are co-trustees of the Moyes Trust and hold the voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.0% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,410,167(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,410,167 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,684,616(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.8%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 5,570,090 shares of Class B Common Stock and 3,840,077 shares of Class A Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 3,300,000 and 26,213,049 shares of Class B Common Stock held by Cactus Holding I and M Capital II, LLC, respectively.  The Reporting Person does not have voting or dispositive power over these shares, but may be deemed to beneficially own these shares as part of a group as a result of the Reporting Person's participation in certain variable prepaid forward transactions described in Items 3 and 4 of the Original Statement (the “Previous VPF Contracts”).

(3)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 43.4% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 12,658,799(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,658,799(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,658,799(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 13.6% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,300,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,300,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,343,415(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 43.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock held by the Reporting Person.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 12,658,799 shares of Class B Common Stock held by M Capital I (as defined below), of which the Reporting Person is a member.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with its membership interest.

Also includes (i) 26,213,049 shares of Class B Common Stock held by M Capital II; (ii) 3,840,077 shares of Class A Common Stock and 5,570,090 shares of Class B Common Stock held by Cactus Holding II; and (iii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with the Previous VPF Contracts.

(3)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.0% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 26,213,049(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,213,049(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,684,616(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 33.8%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B Common Stock.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes (i) 3,840,077 shares of Class A Common Stock and 5,570,090 shares of Class B Common Stock held by Cactus Holding II; (ii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement; and (iii) 3,300,000 shares of Class B Common Stock held by Cactus Holding I.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the Previous VPF Contracts.

(3)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 43.4% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,371,848(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 29.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 12,658,799 and 26,213,049 shares of Class B Common Stock held by M Capital I, and M Capital II, respectively.  Certain members of these entities are trusts for which the Reporting Person serves as trustee.  These trusts do not have voting or dispositive power over these shares but may be deemed to beneficially own such shares as part of a group.

(2)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.3% of the total voting power as of April 26, 2016.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LynDee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,371,848 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 29.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 12,658,799 and 26,213,049 shares of Class B Common Stock held by M Capital I, and M Capital II, respectively.  A certain member of these entities is a trust for which the Reporting Person serves as trustee.  This trust does not have voting or dispositive power over these shares but may be deemed to beneficially own such shares as part of a group.

(2)
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.3% of the total voting power as of April 26, 2016.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 9 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the "Original Statement") relates to the Class A Common Stock, par value $0.01 per share, of Swift Transportation Company, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a) – (b)

As of April 26, 2016, there were 135,095,189(1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 59,598,687 shares of the Issuer's common stock, representing approximately 44.1%(2) of the issued and outstanding shares of common stock of the Issuer.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this amendment.

Mr. and Mrs. Moyes beneficially own 58,598,687(3) shares of Common Stock, representing approximately 43.4%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 51,617,690(4) shares of the Issuer's Common Stock.

Michael Moyes beneficially owns 39,371,848(5) shares of Common Stock, representing approximately 29.1%(2) of the issued and outstanding shares of Common Stock of the Issuer.
________________

1.
Includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed May 3, 2016.

2.
The percentage indicated is based upon 135,095,189 shares outstanding as of April 26, 2016, which includes 84,103,251 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of April 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 3, 2016.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.1% of the total voting power as of April 26, 2016.

3.
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Also includes 219,597 shares of Class A Common Stock underlying stock options held by Mr. Moyes that are vested or exercisable within 60 days of this filing.

4.
Includes 3,840,077 shares of Class A Common Stock and 47,741,938 shares of Class B Common Stock.

Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held directly and indirectly by the Moyes Trust or entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

5.
Includes shares of Class B Common Stock held by M Capital I and M Capital II, over which the Reporting Person does not have voting or dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

LynDee Moyes Nester beneficially owns 39,371,848(6) shares of Common Stock, representing approximately 29.1%(2) of the issued and outstanding shares of Common Stock of the Issuer.

(c)           Transactions Effected During the Past Sixty Days:

The following transactions were with respect to shares owned by the Reporting Persons and were effected during the past sixty days.  The transactions were not effected in the open market.

On May 4, 2016, Cactus Holding II converted 1,250,000 shares of Class B Common Stock to an equal number of shares of Class A Common Stock.

The information set forth in Item 6 of this Amendment is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding the following information:

Effective May 18, 2016, certain of the Reporting Persons entered into the following transactions:

•
M Capital II terminated its variable prepaid forward contract (“VPF”) with Citibank, N.A. covering 12,294,016 shares of Class A Common Stock, and entered into a new VPF with Citigroup Global Markets Inc. covering the same number of shares of Class A Common Stock.  The new VPF requires M Capital II to deliver a variable amount of Class A Common Stock, up to a maximum of 12,294,016 shares, or an equivalent amount of cash, upon maturity dates occurring on May 26 through May 31, 2017.  The new VPF is collateralized by 12,294,016 shares of Class B Common Stock.  Under the new VPF, M Capital II was entitled to receive $161,313,613.52, which was used to partially satisfy the $181,412,000 termination cost of its existing VPF (the “M Capital II Termination Payment”).  The new VPF is governed by that certain Master Terms and Conditions for Prepaid Variable Share Forward Transactions and the Transaction 1 Supplemental Confirmation, which are attached hereto as Exhibits 99.9 and 99.10, respectively.

•
Cactus Holding I entered into a new VPF covering 7,005,984 shares of Class A Common Stock.  The new VPF requires Cactus Holding I to deliver a variable amount of Class A Common Stock, up to a maximum of 7,005,984 shares, or an equivalent amount of cash, upon maturity dates occurring on May 26 through May 31, 2017.  The new VPF is collateralized by an aggregate of 7,005,984 shares of Class A Common Stock and Class B Common Stock.  In connection with this VPF, Cactus Holding II will transfer 7,005,984 shares to Cactus Holding I to be used as collateral.  Under the new VPF, Cactus Holding I is entitled to receive an aggregate payment of $91,927,698, a portion of which was used to satisfy the remaining portion of the M Capital II Termination Payment and a portion of which was used to pay certain stock secured obligations, thereby releasing the shares to be used as collateral for this VPF.  This new VPF is governed by that certain May 2016 Supplemental Confirmation, attached hereto as Exhibit 99.11.

•
Cactus Holding I and M Capital II amended and restated two VPFs covering 3,300,000 and 13,700,000 shares of Class A Common Stock, respectively, to extend the maturity dates from November 21 through November 23, 2016, to November 25, 2016.  These amended and restated VPFs are governed by the Amended and Restated Supplemental Confirmation and Third Amended and Restated Transaction 1 Supplemental Confirmation, attached hereto as Exhibits 99.12 and 99.13, respectively.

•
Cactus Holding II amended its previously disclosed Securities Sale and Repurchase Agreement to extend the expiration date from May 30, 2016 to May 30, 2017 (the “Amendment”). The Amendment is governed by that certain Amendment to Repurchase Agreement, attached hereto as exhibit 99.14.

The purposes of the foregoing transactions were to (i) generate proceeds to pay down certain stock secured obligations of the Reporting Persons; (ii) extend the maturity of the aforementioned VPFs and Securities Sale and Repurchase Agreement, without increasing the aggregate number of shares pledged by the Reporting Persons, and (iii) continue to permit the Reporting Persons to participate in any price appreciation of the Issuer’s common stock, within certain levels.  The foregoing description of the VPFs and Amendment is qualified in its entirety by reference to the text of these agreements, which are filed herewith as Exhibits 99.9 through 99.14.
________________

6.
Includes shares of Class B Common Stock held by M Capital I and M Capital II, over which the Reporting Person does not have voting or dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated October 7, 2013, by and among the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.3	Power of Attorney of LynDee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 4 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010.

Exhibit 99.8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.9	Master Terms and Conditions for Prepaid Variable Share Forward Transactions between Citigroup Global Markets Inc. and M Capital Group Investors II, LLC, dated May 18, 2016.

Exhibit 99.10	Transaction 1 Supplemental Confirmation between Citigroup Global Markets Inc. and M Capital Group Investors II, LLC, dated May 18, 2016.

Exhibit 99.11	May 2016 Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated May 18, 2016.

Exhibit 99.12	Amended and Restated Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated May 18, 2016.

Exhibit 99.13	Third Amended and Restated Transaction 1 Supplemental Confirmation between Citibank, N.A. and M Capital Group Investors II, LLC, dated May 18, 2016.

Exhibit 99.14	Amendment to Repurchase Agreement between Cactus Holding Company II, LLC, and Citigroup Global Markets Limited, represented by Citigroup Global Markets Inc. as its agent, dated May 18, 2016.

SIGNATURE

 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: May 25, 2016